
October 26, 2023

Tom Reilly
Executive Vice President and Chief Financial Officer
Amarin Corporation plc
Iconic Offices, The Greenway
112 – 114 St Stephens Green
Block C Ardilaun Court
Dublin 2

> **Re: Amarin Corporation plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 000-21392**

Dear Tom Reilly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences